Filed by New Media Investment Group Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Gannett Co., Inc.
Commission File No.: 001-36874

             New Media to Acquire GannettInvestor Marketing MaterialsAugust 12, 2019

   Disclaimers & Notes  No Offer or SolicitationThis communication is neither an offer to sell, nor a solicitation of an offer to buy any securities in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.Cautionary Statement Regarding Forward-Looking StatementsCertain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts including, among other things, statements regarding the expected timetable for completing the proposed transaction between New Media Investment Group Inc. (“New Media”) and Gannett Co., Inc. (“Gannett”), the benefits and synergies of the proposed transaction, future opportunities for the combined company, New Media’s and Gannett’s future operations, financial or operating results, dividend policy, leverage ratio, future earnings and other expectations, targets, or illustrative examples of financial measures for future periods. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim,” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.Forward-looking statements are based on New Media’s current expectations and beliefs and New Media cannot give any assurance that its expectations or beliefs will be obtained. These forward-looking statements are not a guarantee of future performance and are subject to a number of known and unknown risks, uncertainties and other factors that could cause actual results or events to differ, possibly materially, from the expectations or estimates reflected in such forward-looking statements, including, among others:the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction; the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of New Media’s stockholders and Gannett’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames, or at all;the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected; the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction; inherent uncertainties involved in the estimates and judgements used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with GAAP and related standards, or on an adjusted basis;general economic and market conditions;the retention of certain key employees; and the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base. Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by New Media and Gannett in their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. All forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, New Media and Gannett expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with regard thereto or change in events, conditions or circumstances on which any statement is based. Additional Information and Where to Find ItThis communication may be deemed to be solicitation material in respect of the proposed transaction between New Media and Gannett. The proposed transaction will be submitted to New Media’s stockholders and Gannett’s stockholders for their consideration. In connection with the proposed transaction, New Media intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to shares of its common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”), and each of New Media and Gannett will mail the Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed transaction with the SEC. Investors and securityholders of New Media are urged to read all relevant documents filed with the SEC, including the Registration Statement and the Joint Proxy Statement, as well as any amendments or supplements to these documents, when they become available because they will contain important information about the proposed transaction. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by New Media or Gannett with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of New Media’s website, www.newmediainv.com, and Gannett’s website, www.gannett.com. Participants in SolicitationNew Media and Gannett and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of shares of New Mediacommon stock and holders of shares of Gannett common stock in respect of the proposed transaction. Information about the directors and executive officers of New Media is set forth inthe proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Information about the directors and executive officers ofGannett is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2019. Investors may obtain additional informationregarding the interest of such participants by reading the Registration Statement and the Joint Proxy Statement (once available). You may obtain free copies of these documents using the sources indicated above.

Combination Improves Strategic, Operating, and Financial Position

Compelling opportunity for shareholder value creation

Substantial Enhanced Scale and Scope

- Creates the leading local news media and marketing solutions company in the U.S.
- Combined total revenue of over $4 billion[1]
- Leaner, faster, scaled organization to drive growth from a highly complementary portfolio

Digital Transformation and Growth

- Plans to scale digital product suite across entire portfolio
- Combined digital advertising and marketing services revenue of over $1 billion[1]
- Strong digital base is expected to grow over ~40% over the next three years

Identified, Substantial, Achievable Savings

- $275 - $300 million in estimated annual run-rate synergies across both companies
- Management team with proven track record of executing on synergies
- Synergies expected to be achieved within 24 months of closing

Flexible Debt Financing

- Fully pre-payable without penalty and no mandatory amortization
- Opportunity to refinance at lower cost as early as Year 2
- Significant flexibility for achievement of synergies, digital investment and capital return

Amendment and Termination of Fortress Agreement[2]

- Reduction in incentive fee rate payable to Fortress
- Fortress alignment with stockholders through common stock, and options struck at premium
- New Media's external management agreement to be sunset at the end of 2021[2]

Compelling Financial Profile

- Illustrative run-rate EBITDA of $860 million[3]
- Substantial FCF allows for aggressive debt pay down, net leverage under 1.75x in two years
- Expect to continue to pay attractive dividend with anticipated increase over time

1) Based on reported 2018 revenue for each company.
2) Subject to closing of merger. The closing is subject to customary closing conditions, including regulatory clearances and stockholder approvals.
3) Illustrative information does not represent management's projections, but rather a hypothetical value, calculated as set forth on Slide 5.

NEWMEDIA INVESTMENT GROUP

2

Significant, Achievable Cost Savings

We believe $275 - $300 million in estimated annual run-rate synergies are achievable within 24 months, representing approximately 7.5% of the combined company's expense base

	Estimated Run-Rate Synergies	
Newspaper Operations	**$115+ million**	▪ Rationalization of manufacturing & distribution ▪ Centralization of management structure and consumer marketing
Corporate/Procurement	**$70+ million**	▪ Consolidation of procurement ▪ Centralization of finance ▪ Elimination of duplicative public company functions and costs
Other Operations	**$50+ million**	▪ Centralization of sales ▪ Digital services ▪ Events
Systems	**$40+ million**	▪ Centralization and expansion of technology systems

Highly confident in achieving these amounts due to the thorough analysis conducted, complementary geographical footprint, and strong track record of achieving synergies

NEWMEDIA INVESTMENT GROUP
3

External Management Agreement Amendment & Termination

- **Amended agreement will sunset in 2021 in exchange for 4.2 million shares of NEWM stock**
  - Will reduce incentive fee rate to 17.5% (vs. 25%)
  - Will reduce options granted to Fortress to 5% (vs. 10%) of shares issued as merger consideration; will eliminate eligibility for future options

	Current Agreement	Amended Agreement (*post-closing*)
Term	1 year, annual renewals[1]	Sunsets on 12/31/2021 (no renewal)
Management fee	1.5%	1.5%
Incentive fee	25% / 10% hurdle	17.5% / 10% hurdle
Options	10% of shares issued as merger consideration and in equity offerings, struck at price paid for shares	5% of shares issued as merger consideration, struck at premium ($15.50)[2]; no option on future equity offerings
Payment at end of term	Termination fee measured against as assessment of "fair market value" of the company [3]	No Payment

1) The Current Management Agreement renews for one-year terms, subject to earlier termination, which is only permitted in limited circumstances.
2) The amendment also includes an exercise condition: The options become exercisable upon the first trading day immediately following the first 20 consecutive trading day period in which the closing price of New Media's common stock is at or above $20 per share (subject to adjustment), and also upon a change in control and certain other extraordinary events.
3) Equal to one year of management fees and an incentive fee amount measured against fair market value of the company's assets if sold for cash.

NEWMEDIA INVESTMENT GROUP

4

 Value Drivers  Illustrative information does not represent management’s projections, but rather a hypothetical value calculated as estimated combined company 2019 EBITDA, plus the midpoint of estimated synergies and of organic growth/sunset of Fortress agreement. Actual results could differ materially, depending on a variety of factors, including (without limitation) the timing of close, revenue results and realized synergies. Gannett’s estimated 2019 EBITDA has been adjusted to eliminate stock-based compensation expense and to include Brazil ReachLocal EBITDA contribution, to increase consistency with New Media calculation.  Potential EBITDA expansion through run-rate cost synergy realization, sunset of Fortress management agreement and improvement in revenue profile as growing digital business becomes a larger component  New Media  Gannett  (1)  ($ in millions)  Illustrative EBITDA(1)

Free Cash Flow Expected to Allow for Aggressive Deleveraging

Expect free cash flow to support debt paydown, targeting net leverage of below 1.75x within two years, while maintaining annual dividends of ~$100 million



Illustrative Free Cash Flow[1]
($ in millions)
~$300
~$400
~$500
in 1 year
in 2 years
in 3 years
Illustrative Net Debt[2]
($ in millions)
~$1,600
~$1,300
~$900
in 1 year
in 2 years
in 3 years
Illustrative Net Leverage[2,3]
2.4x
1.7x
1.0x
in 1 year
in 2 years
in 3 years

1) Levered FCF excluding dividends and cost to achieve synergies. Includes pension contributions.
2) Excludes pension liabilities.
3) Calculated as Net debt / Illustrative EBITDA.

NEWMEDIA INVESTMENT GROUP

6

 Illustrative Equity Value Per Share of Combined Company  Illustrative Equity Value Appreciation  Significant cash flow to pay down debtMaterially lower leverage through debt paydown Fortress management agreement sunset  Key Drivers of Illustrative Equity Value Appreciation  On average over the last three years, New Media has traded between 6 – 7x EBITDA  Enterprise value is equal to illustrative run-rate As Adjusted EBITDA at applicable multiple.Net debt is equal to illustrative net debt for year 2 from prior slide.Tax-affected pension obligations is an estimate of obligations at the end of year 2.Fully dilutes shares based on Treasury Stock Method. Fully dilutes shares outstanding range of 134.3 – 136.4 million shares.    (2)  (3)  (4)

Apollo Bridge Financing

- **$1.8 billion senior secured term loan facility**
  - 11.5% rate
  - Fully pre-payable without penalty
- **Management views as a bridge loan**
  - Aggressive pay down modeled in cash flows
  - Intend to refinance once below 2.0x net leverage; anticipated in year 2
  - New Media currently levered at 2.3x[4] and current cost of debt is ~8.5%[5]
- **Opportunity to further accelerate pay down through optimization of real estate portfolio**
  - Potential real estate monetization
- **Material flexibility for achievement of synergies**

Estimated Sources and Uses[1]



($ in millions)
Cash of combined company ~$50
Apollo debt $1,792
Cash to B/S ~$90
CIC payments[2] $82
Transaction expenses $50
Financing fees $90
Gannett debt[3] $369
New Media debt $432
Cash consideration $729

1) Assumes 12/31/19 closing. There can be no assurance regarding timing of the closing of the merger.
2) Primarily includes prepayment of Gannett pension liability, reducing the combined company contributions going forward.
3) Includes make whole provision on Gannett convertible notes.
4) Based on debt figures, net of cash, and sum of previous four quarters' As Adjusted EBITDA figures as of 6/30/19 .
5) Weighted average interest rate for the New Media Credit Agreement, as reported in the 10-Q filed on 08/07/19.

NEWMEDIA INVESTMENT GROUP

8

 Other Considerations  More than $80 million of pension liabilities will be prepaid following closing, reducing annual cash pension contributions by roughly $7 million  The decision to pay dividends is subject to the discretion of each company’s board of directors and there can be no assurance to the amount or timing of any dividend. Payment of any post-closing dividends will be subject to the discretion of the combined company’s board, and the terms of debt financing in place at such time.There can be no assurance as to the timing of approvals or whether they will be obtained at all.  Pre-Closing Dividend Continuation  Cost-to-Achieve Synergies  Pension Obligation Reductions  Expect New Media and Gannett to continue paying current dividends before transaction close(1)  Strong free cash flow is expected to support the ~$60 million of total cost-to-achieve synergies spread across the first two years after close  Required regulatory and stockholder approvals expected to be obtained by year end(2)  Timing and Approval

 Appendix

New Media Acquisition Case Studies

The Providence Journal

- Purchased September 3, 2014 for $46.0 million
- Largest 2-year synergies achieved:
  - Management reorganization
  - Print consolidation for GateHouse daily papers and best practices implemented

The Columbus Dispatch

- Purchased June 15, 2015 for $47.0 million
- Largest 2-year synergies achieved:
  - Management reorganization
  - Redesign of distribution; printing best practices implemented
  - Procurement savings

Morris Publishing Group

- Purchased October 2, 2017 for $120.0 million
- Largest 2-year synergies achieved:
  - Management reorganization
  - Centralization of support services
  - Print and distribution best practices implemented

Financial Performance

Providence Journal	2015	2016	2017	2018
Revenue trends	(9.2%)	(5.9%)	(4.7%)	(2.4%)
EBITDA trends	1.6%	9.1%	5.7%	(6.3%)
2-year Synergy target (mm)		4.8		
2-year Expense reduction (mm)		9.7		

Columbus Dispatch	2015	2016	2017	2018
Revenue trends	(7.0%)	(10.6%)	(4.5%)	(6.2%)
EBITDA trends	118.7%	107.3%	4.7%	(5.3%)
2-year Synergy target (mm)		5.6		
2-year Expense reduction (mm)		23.3		

Morris Publishing Group			2017	2018
Revenue trends			(12.8%)	(12.2%)
EBITDA trends			44.1%	70.2%
2-year Synergy target (mm)				13.3
2-year Expense reduction (mm)				23.0

Achieved more synergies than anticipated and have maintained stronger EBITDA performance

NEWMEDIA INVESTMENT GROUP

11

Diversified Revenue Growth  67%CAGR  ($ in millions)  Significant diversification of revenue driven by organically grown businesses, UpCurve and GateHouse Live, in addition to owned and operated digital products    UpCurve Revenue  GateHouse Live Revenue  Expected Revenue Diversification  81%CAGR

 Gannett’s Strategy to Create Value  Includes all share repurchases and dividends since July 2015Upon separation, TEGNA included broadcasting and digital businesses and Gannett included publishing businesses and their related digital assetsSource: comScore.        WHERE WE ARE2018A  WHERE WE ARE GOING2023E  WHERE WE WERE2016A  % DIGITAL REVENUE  $779MM  $1.1BN  >$1.5BN  36%  26%  >60%  DIGITAL REVENUE  Separation in June 2015 of Gannett from TEGNA2    Created the USA TODAY NETWORK and executing digital transformation    Committed to refining our strategy and evolving transformation  USA TODAY and 92 Local Markets 2-year contract with G/O Digital for digital marketing solutions through June 2017Acquisition strategy focused on local markets    Expanded to 109 local markets integrated with our national premium brandGrew digital marketing solutions capabilities with acquisitions of ReachLocal, SweetIQ and WordStreamLaunched LOCALiQ, our data-driven marketing solutions brand> 500,000 paid digital-only subscribersFinished 2018 as #1 in mobile web unique visitors in News and Information category3    Build new products to help businesses market through the USA TODAY NETWORK and/or ReachLocal platformsDevelop innovative products to expand our paid digital-only subscription portfolio and revenueGrow paid digital-only subscribers to >1.5MM Rationalize costs to allow us to continue to reinvest in our digital businessAcquire businesses and technologies that accelerate key pillars of our strategy